Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-280523

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 30, 2024)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$500,000,000 4.125% Notes due 2027

Our US$500,000,000 aggregate principal amount of notes due 2027 (the “Notes”) will bear interest at a rate of 4.125% per annum. Interest on the Notes is payable semi-annually in arrear on April 17 and October 17 of each year, beginning on April 17, 2025.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Notes
	Per Note	Total
Public offering price	99.612%	US$	498,060,000
Underwriting discounts	0.300%	US$	1,500,000
Proceeds to us, before expenses	99.312%	US$	496,560,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from (and including) October 17, 2024.

Application will be made to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that we will obtain or be able to maintain a listing of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

J.P. Morgan Securities plc, in its capacity as the underwriter (the “Underwriter”), expects to deliver the Notes to investors through the book-entry facilities of DTC on or about October 17, 2024.

Bookrunner and Lead Manager

J.P. Morgan

Prospectus Supplement Dated October 9, 2024

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Description of the Securities	179
Description of Debt Securities	179
Description of Warrants	185
Terms Applicable to Debt Securities and Warrants	186
Description of Guarantees	187
Limitations on Issuance of Bearer Debt Securities and Bearer Warrants	188
Taxation	189
Korean Taxation	189
United States Tax Considerations	192
Plan of Distribution	201
Legal Matters	202
Authorized Representatives in the United States	202
Official Statements and Documents	202
Experts	202
Forward-Looking Statements	203
Further Information	205

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “~~W~~”, “Won” or “Korean won” are to the lawful currency of Korea and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our financial information included in this prospectus supplement was prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus supplement to “separate” financial statements and/or information are to financial statements and/or information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated August 30, 2024. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-280523, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

NOTE TO INVESTORS

No assurance is given by us or the Underwriter or any of its affiliates that investing in the Notes or the use of proceeds by us will satisfy, whether in whole or in part, any present or future investor expectations or requirements with respect to development impact financing, including related sustainability criteria or goals. See “Development Finance Strategy.” No independent verification as to the accuracy or completeness or lack thereof of the information contained in the “Development Finance Strategy” section of this prospectus supplement has been done by the Underwriter or any of its affiliates. The information contained in the “Development Finance

Strategy” section of this prospectus supplement (a) is not a substitute for an investor’s independent evaluation and analysis and (b) should not be considered as a recommendation by the Underwriter or any of its affiliates that any transactions or related projects described in the “Development Finance Strategy” section of this prospectus supplement achieve any particular development finance criteria or requirement to which the investor may be subject. The “Development Finance Strategy” section has been prepared, in part, based on certain forward-looking statements and projections provided by us. Any such statements and projections reflect various estimates and assumptions by us concerning anticipated results. No representations or warranties are made by the Underwriter or any of its affiliates as to the accuracy of any such statements or projections. Whether or not any such forward-looking statements or projections are in fact achieved will depend upon future events, some of which may not be within our control. See “—Forward-Looking Statements” in the accompanying prospectus. Accordingly, actual results may vary from the projected results and such variations may be material. No fiduciary duties are owed to any party by the Underwriter or any of its affiliates.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

Prospective investors should be aware that certain intermediaries in the context of this offering of the Notes, including the Underwriter, are “capital market intermediaries” (“CMIs”) subject to Paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong (the “SFC Code”). This notice to prospective investors is a summary of certain obligations the SFC Code imposes on such CMIs, which require the attention and cooperation of prospective investors. Certain CMIs may also be acting as “overall coordinators” (“OCs”) for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of The Export-Import Bank of Korea (the “Issuer”), a CMI or its group companies would be considered under the SFC Code as having an association (“Association”) with the Issuer, the CMI or the relevant group company. Prospective investors associated with the Issuer or any CMI (including its group companies) should specifically disclose this when placing an order for the Notes and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to this offering.

Prospective investors who do not disclose their Associations are hereby deemed not to be so associated. Where prospective investors disclose their Associations but do not disclose that such order may negatively impact the price discovery process in relation to this offering, such order is hereby deemed not to negatively impact the price discovery process in relation to this offering. Prospective investors should ensure, and by placing an order, prospective investors are deemed to confirm, that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). If a prospective investor is an asset management arm affiliated with the Underwriter, such prospective investor should indicate when placing an order if it is for a fund or portfolio where the Underwriter or its group company has more than a 50 per cent. interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the SFC Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to this offering.

Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. If a prospective investor is otherwise affiliated with the Underwriter, such that its order may be considered to be a “proprietary order” (pursuant to the SFC Code), such prospective investor should indicate to the Underwriter when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to this offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Prospective investors should be aware that certain information may be disclosed by CMIs (including private banks) which is personal and/or confidential in nature to the prospective investor. By placing an order, prospective investors are deemed to have understood and consented to the collection, disclosure, use and transfer of such information by the Underwriter and/or any other third parties as may be required by the SFC Code, including to the Issuer, any OCs, relevant regulators and/or any other third parties as may be required by the SFC Code, it being understood and agreed that such information shall only be used for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. Failure to provide such information may result in that order being rejected.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT

2001 OF SINGAPORE

We have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

UK FINANCIAL PROMOTION LEGEND

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$500,000,000 aggregate principal amount of 4.125% notes due October 17, 2027 (the “Notes”).

The Notes will bear interest at a rate of 4.125% per annum, payable semi-annually in arrear on April 17 and October 17 of each year. The first interest payment on the Notes will be made on April 17, 2025 in respect of the period from (and including) October 17, 2024 to (but excluding) April 17, 2025. Interest on the Notes will accrue from October 17, 2024 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Listing

Application will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of US$200,000.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about October 17, 2024, which we expect will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

We will use an amount equal to the net proceeds from the sale of the Notes for our general operations, including the pursuit of our development finance strategy. For further information, see “Development Finance Strategy”.

DEVELOPMENT FINANCE STRATEGY

The information disclosed in this section is related to our overall business strategy and should not be construed as a representation related to the use of proceeds from the sale of the Notes. Failure to achieve the targets referred to herein will not constitute an event of default under the Notes, nor will any such failure have any other impact on the Notes or the offering of the Notes.

Overview

Established in 1976, we are Korea’s official export credit agency (“ECA”) and one of Korea’s leading policy banks. Our mission is to provide financial support for export and import transactions and enhance Korea’s economic cooperation with other countries, including developing countries.

As a key supporter of Korea’s export industry, we have adopted four core strategies to lead and boost Korean exports: (i) drive economic growth by promoting exports, (ii) promote economic stability by creating a robust supply chain ecosystem, (iii) respond proactively to changes in the external environment and (iv) expand future competitiveness of policy finance. We have also actively engaged in sustainable financing. For example, we have issued an aggregate of more than US$9.7 billion of environmental, social and governance (“ESG”)-labelled bonds to date. We also issued the first green bond in Asia in 2013 and the first blue bond in Korea in 2023.

We recently established “KEXIM Vision 2030,” our long-term strategy which includes making development finance a key part of our business goal. In line with this strategy and driven by Korea’s policy agenda, we have begun to expand beyond our traditional ECA role to ultimately become a leading development finance institution (“DFI”) by utilizing our expertise and experience in export finance to directly support development finance-related operations globally. We believe that this strategy will support Korea in advancing its foreign policy goals by promoting economic achievement, strengthening strategic cooperation with key countries and enhancing the overseas business environment of Korean companies.

We have outlined a three-pronged strategy for acting as a DFI. First, we plan to support private sector projects with development impact in developing countries. Such impact will be assessed through our Private Investment Promotion Program for Developing Countries (the “PIPP”) (as further explained below). Second, we will be introducing the Private-sector Development Investment Facility (“PDIF”), a new DFI-style finance product, to support projects with development impact regardless of participation by Korean entities. Finally, we plan to continue to establish a collaborative network with other DFIs to stimulate cooperative financing. One example of such networking is the memorandum of understanding (“MOU”) we signed in August 2023 with the U.S. International Development Finance Corporation (“DFC”) and the Japan Bank for International Cooperation (“JBIC”) to advance economic cooperation and enhance economic development in the Indo-Pacific region. Such strategy is expected to help strengthen our development finance objectives by diversifying financing modalities.

We believe that our extensive network in developing countries, tailored financial solutions and effective project management, along with our robust government-to-government network and collaboration with other multilateral development banks, DFIs and local banks position us well to serve as an effective DFI. To further our mission, in January 2024, we established a dedicated development finance team within our bank to promote financing of the private sector with development impact in developing countries.

Finally, we have set specific targets to achieve sustainable growth as part of our development finance endeavors. By 2030, we expect to have funded approximately US$1.5 billion to private sector projects through both PIPP-assessed and PDIF projects in target countries.

Private Investment Promotion Program (PIPP) for Developing Countries

To support the expansion of our development finance role, we have updated the PIPP, a program for private sector projects with development impact in developing countries, which sets out the methodology used to evaluate the anticipated development impact of the proposed projects. The PIPP is applied to projects that meet the below eligibility criteria, and our existing PIPP-applied financing portfolio includes projects in developing countries such as Mexico, Indonesia, Nigeria, Argentina and Thailand. The projects represent various sectors such as manufacturing, water and energy.

The PIPP comprises the following criteria to assess projects with development impact in eligible target countries:

•	Eligibility criteria:

•	Eligible countries: emerging market and developing economies, categorized as such by the International Monetary Fund (“IMF”)

•	Borrowers: private corporations in eligible countries

•	Eligible projects: projects with development impact in eligible target countries that have received more than US$10 million in loans from us, subject to the following:

1.	Exclusion criteria: we are unable to support the following items, which are on our generic exclusion criteria for export loans:

•	Strategic goods defined as such under the Foreign Trade Act that have not obtained the Government’s export approval

•	Narcotics such as opium poppy, opium, cocaine, cannabis, etc. (excluding those for medical purposes)

•	Anesthetics and toxic chemicals (excluding those for medical and industrial purposes)

•	Items that may undermine national security by disclosing state secrets or through the transfer of technology abroad

•	National cultural properties required to be protected, such as antiques

•	Animals and plants protected under international agreements, as well as items produced using them

•	Items such as obscene goods that may undermine public order and morals, as well as the technologies used for the production and distribution of such items

•	Items manufactured in violation of another person’s patent rights

•	Items prohibited or restricted from export or overseas transfer under international agreements or domestic laws

•	Programs and related technologies capable of destroying or leaking another person’s information through networks

•	Other items designated separately by the president of our bank as unsuitable for export financing support

2.	In addition to the above generic exclusion criteria for export loans, the PIPP has specific exclusion criteria for areas that are burdensome to consider, regardless of their development impact:

•	Building or purchasing ships registered under flags of convenience

•	Constructing coal-fired power plants or supplying related equipment and facilities

•	Producing or supplying defense materials

•	Acquisition of existing assets

•	Undertaking refinancing of existing loans

If a project is considered eligible based on the criteria above, it will go through a development gap assessment and a development impact assessment, each as defined below:

•	Development gap assessment: evaluates the magnitude of the development gap of the country where the project is located by utilizing the Human Development Impact Score

•	Development impact assessment: analyzes how the project is expected to contribute to four specific areas:

•	Job creation and local income: project intended to increase (1) the number of jobs and (2) the level of local income in the target country;

•

Sector outputs and outcomes: description of the project related to sector-specific targets aimed at addressing gaps in the project’s sector (energy, natural resources, manufacturing and infrastructure);

•	Market development: spillover effects of the project on the broader economy and society (e.g., market competitiveness, knowledge development); and

•	Climate action: ways in which the project is expected to support climate change-related initiatives.

Based on the above quantitative and qualitative assessments, the project will be given a score on a scale from “low” to “very high” impact, with a total score of up to 100 indicating the maximum level of impact.

Finally, we will analyze the anticipated contribution of each project to the United Nations Sustainable Development Goals.

Previous Development Finance Projects

An illustrative example of a sustainable development project that we have financed in a developing country is shown below.

Solar Energy Project in Mexico
Impact Metrics	• Expansion in the supply of renewable energy • Reduction of CO2 emission (annual reduction of 134,000 CO2 tons) • Recruitment of local facility personnel (approximately fifty persons)

Project Summary	Construction of 95 MW solar photovoltaic power plant, substation, and operations and maintenance administration building

Objective	Expand supply of renewable energy by building a solar photovoltaic power plant

Country/Region	Mexico/Aguascalientes

Project Cost	US$107 million (including loans from KEXIM in the amount of US$42.8 million)

Term	15 years

Private-sector Development Investment Facility (PDIF)

As part of our development finance strategy, we have created the PDIF, which is intended to contribute to the Government’s economic diplomacy efforts and economic development of developing countries. Through the PDIF, we aim to enhance regional and industry development and economic cooperation, with potential participation by other multilateral development banks (“MDBs”) and DFIs. As a product, the PDIF is intended to generate sustainable financial returns, deliver development impact in partnering countries and enhance global partnership by enhancing Korea’s partnership with the private sector in other countries. Unlike traditional export finance products, which require participation from Korean entities, the PDIF doesn’t require a Korea nexus, provided that the description of such projects align with our objectives described above.

The PDIF prioritizes financing projects in the infrastructure, energy and financial industry sectors. We have also identified three priority regions: Asia, Africa and Latin America. Eligible projects should contribute to the industrial development of the partnering country to deliver development impact and enhance economic cooperation effects with Korea. Other areas of consideration for projects under the PDIF include:

•	Eligible countries: emerging market and developing economies, categorized as such by the IMF

•	Eligible entities: private corporations in target countries (including financial institutions)

•	Eligible projects: those that contribute to the industrial development of the partnering country to deliver development impact and enhance economic cooperation effects with Korea

•	Safeguard policy: OECD Common Approaches & Guidelines for Environmental & Social Due Diligence

•	Due diligence guidelines: International Finance Corporation (“IFC”) Performance Standards

•	Size: less than 85% of the funds required

•	Korean nexus: preferred but not required

•	Terms: market interest rate (by benchmarking the interest rate of co-financing institutions)

•	Loan period: up to 30 years

•	Exclusion criteria: see “—PIPP” above for the full list

PDIF-eligible projects are required to be evaluated based on the PIPP for development impact.

Safeguards

In addition to the PIPP, we have adopted the following comprehensive safeguarding policies to ensure responsible and sustainable project financing:

•

Export credit loans: we follow the OECD Common Approaches and Guidelines for Environmental & Social Due Diligence. These guidelines ensure that environmental and social risks are assessed and managed effectively for export credit projects.

•

Official Development Assistance (“ODA”)-tied loans: we follow the Economic Development Cooperation Fund (the “EDCF”) Safeguard Policy, which includes measures to protect the environment and social well-being, thereby ensuring that projects funded through the ODA adhere to standards of sustainability and social responsibility.

•

Private sector: we follow the due diligence guidance utilizing the IFC Performance Standards, which provide a comprehensive framework for managing environmental and social risks in private sector projects.

•

Public sector: we follow the EDCF Safeguard Policy and the World Bank Environmental and Social Framework for due diligence. Such policy and framework ensure that public sector projects meet environmental and social criteria, thereby promoting sustainable development.

As we expand and improve our development finance strategy, we plan to fund projects in collaboration with other established MDBs and DFIs and leverage their frameworks and expertise. We believe that such partnerships will help ensure that our projects will adhere to international best practices and standards in development finance.

Impact Reporting

We intend to collect data on the development impact of the projects that we finance and report on the realized impact of these projects on an annual basis, and we plan to publish the first impact report in the first quarter of 2026. We will also encourage our borrowers to disclose data on their projects in line with global market standards such as the “Impact Disclosure Guidance,” a voluntary framework for impact reporting established by a taskforce of institutional investors, commercial and investment banks, and other capital markets stakeholders. The table below provides examples of impact metrics that we may use for future development impact reporting.

Impact Metrics	Unit

Development Pillar #1: Job Creation

Amount of loans to PIPP projects	USD or local currency

Direct job creation	Number of jobs

Indirect job creation	Number of jobs

Jobs created in low-income areas	Number of jobs

Individuals receiving technical/professional training	Number of individuals

Development Pillar #2: Local Income

Local communities’ income	USD or local currency

Tax collected by local government	USD or local currency

Wage increase in invested companies/projects	Percentage

Revenue growth (percentage increase in the invested company’s revenue)	Percentage

Development Pillar #3: Market development (broken out by sectors)

Sector 1: Energy/Gas

Renewable energy generated	GWh

Additional capacity of renewable energy plant(s) constructed or rehabilitated	MW

Gas delivered to end-customers	Number of end-customers

Number of new users of the newly-built pipeline	Number of new users

Sector 2: Natural Resources

Percentage of mine sites where acid rock drainage is: 1) predicted to occur, 2) actively mitigated and 3) under treatment or remediation	Percentage

Percentage of proved and probable reserves in or near sites with protected conservation status or habitats of endangered species	Percentage

Impact Metrics	Unit

Incidents of non-compliance associated with water quality permits, standards and regulations	Number of incidents

Total volume of output by product	Tons

Total waste generated related to mining activities	Tons

Amount of waste diverted from disposal (waste rock/tailings)	Tons

Amount of waste directed to disposal (waste rock/tailings)	Tons

Sector 3: Manufacturing (including fertilizer projects)

Material efficiency (% of solid materials converted to products and co-products)	Percentage %

Total energy consumed	GJ, Percentage

Percentage of renewable energy of total energy consumed	% Percentage

Number of farmers that are linked to the client company as suppliers, buyers, contractors or employees during the reporting period	Number

Average yield (agriculture)	yield per hectare

Volume of production (agro-industrial products)	Number of tons per product

Sector 4: Infrastructure

Number of passengers using the transport infrastructure (roads, railways, airports, ports, etc.)	Number of passengers

Length of road/railroad built or improved	km

Increase in freight volume carried by rail	Number of TEUs (twenty-foot equivalent unit)

Revenue from the construction of sustainable certified infrastructure	USD or local currency

Containers handled	Number of TEUs

Beneficiaries living less than 2 km from concerned infrastructure	Number

Beneficiaries who report that their housing condition has improved	Number

Beneficiaries who report that their transport condition has improved	Number
Development Pillar #4: Climate Action

Carbon emissions Scope 1	Tons CO2

Carbon emissions Scope 2	Tons CO2

Carbon emissions Scope 3	Tons CO2

Total GHG emissions intensity per revenue in USD	Tons/million USD

Emissions to water	Tons

Amount of waste minimized, reused or recycled	Percentage of total waste and/or gross amount in tons

Volume of wastewater treated	m3

Establishing a Global DFI Network

As part of our overall development finance strategy, we are committed to establishing a global network of DFIs and are continuously expanding our global network for international cooperation. In August 2023, we signed an MOU with the DFC and the JBIC to advance economic cooperation among the United States, Japan and Korea, and enhance economic development in the Indo-Pacific region. We have also signed MOUs with other MDBs and DFIs that we believe would enhance our global reach and opportunities for co-financing.

INVESTMENT CONSIDERATIONS

The Notes may not be a suitable investment for all investors seeking exposure to development finance assets.

There is currently no market consensus on what precise attributes are required for a particular project or financing to be considered as “development finance,” and therefore, no assurance can be provided to investors that the use of proceeds from the sale of the Notes, whether in whole or in part, or any related development impact projects will satisfy, whether in whole or in part, any present or future development finance expectations or requirements of any investor. Neither we nor the Underwriter or any of its affiliates makes any representations or assurances as to whether (or is responsible for ensuring that) the characterization of the Notes as development finance or the expected development impact of the Notes will (i) comport with any investor’s definition of development finance, (ii) meet any investor’s criteria and expectations with regard to developmental impact or (iii) comport with the characterization or definitions used by any other development finance institution in the public or private sectors. Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this prospectus supplement regarding the use of proceeds from the sale of the Notes.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated August 30, 2024. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with K-IFRS. Our financial information as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

As of June 30, 2024, we had ~~W~~93,877 billion of outstanding loans, including ~~W~~39,648 billion of outstanding export credits, ~~W~~37,763 billion of outstanding overseas investment credits and ~~W~~13,136 billion of outstanding import credits, as compared to ~~W~~90,313 billion of outstanding loans, including ~~W~~35,933 billion of outstanding export credits, ~~W~~36,284 billion of outstanding overseas investment credits and ~~W~~11,342 billion of outstanding import credits as of December 31, 2023.

Capitalization

As of June 30, 2024, our authorized capital was ~~W~~25,000 billion and our capitalization was as follows:

	June 30, 2024(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5)(6):
Borrowings in Korean Won	~~W~~	—
Borrowings in Foreign Currencies		3,730
Export-Import Financing Debentures		58,037

Total Long-term Debt	~~W~~	61,767

Capital and Reserves:
Capital Stock(7)	~~W~~	16,873
Additional Paid-in Capital		—
Capital Adjustments		(154)
Retained Earnings		2,893
Legal Reserve(8)		612
Voluntary Reserve(8)		1,762
Regulatory Reserve for Loan Losses(9)		12
Unappropriated Retained Earnings		507
Other Components of Equity		929

Total Capital and Reserves	~~W~~	20,542

Total Capitalization	~~W~~	82,309

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since June 30, 2024.
(2)	Consists of borrowings and debentures with maturities of more than a year remaining.
(3)

We have translated borrowings in foreign currencies as of June 30, 2024 into Won at the rate of ~~W~~1,389.2 to US$1.00, which was the market average exchange rate as announced by the Seoul Monetary Brokerage Services Ltd., on June 28, 2024.

(4)

As of June 30, 2024, we had contingent liabilities totaling ~~W~~63,833 billion, which consisted of ~~W~~47,319 billion under outstanding guarantees and acceptances and ~~W~~16,514 billion under contingent guarantees and acceptances issued on behalf of our clients.

(5)

As of June 30, 2024, we had entered into 621 interest rate related derivative contracts with a notional amount of ~~W~~79,937 billion and 680 currency related derivative contracts with a notional amount of ~~W~~39,909 billion in accordance with our policy to hedge interest rate and currency risks.

(6)

See “The Export-Import Bank of Korea—Description of Assets and Liabilities—Sources of Funding” of the accompanying prospectus for an explanation of these sources of funds. All of our borrowings, whether domestic or international, are unsecured and unguaranteed.

(7)

As of June 30, 2024, our authorized ordinary share capital was ~~W~~25,000 billion and issued fully-paid ordinary share capital was ~~W~~16,873 billion. For more information, see “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus.

(8)

See “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.

(9)

If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Regulation on Supervision of Banking Business, we reserve such difference as regulatory reserve for loan losses.

Government Support

In May 2024, the Government contributed ~~W~~2,000 billion to our capital in the form of shares of Korea Land and Housing Corporation.

Selected Financial Statement Data

The following tables present selected separate financial information as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023, which has been derived from our unaudited separate internal management accounts as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 prepared in accordance with K-IFRS.

	Six Months Ended June 30,
	2024		2023
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	~~W~~	3,083	~~W~~	2,809
Total Interest Expense		2,717		2,313
Net Interest Income		366		496
Operating Income		615		1,332
Income before Income Tax		617		1,334
Income Tax Expense		110		385
Net Income		507		949

	As of June 30, 2024 (unaudited)		As of December 31, 2023
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	~~W~~	93,877	~~W~~	90,313
Total Borrowings(2)		99,418		98,789
Total Assets		129,027		125,394
Total Liabilities		108,485		107,444
Total Shareholders’ Equity		20,542		17,951

(1)

Gross amount, including domestic usance bills, foreign currency bills bought, advance payments on acceptances and guarantees, call loans, inter-bank loans in foreign currency, private placement corporate bonds in local currency and others and before deducting allowance for loan losses and net deferred loan origination fees and costs.

(2)	Includes debentures.

For the first half of 2024, we had net income of ~~W~~507 billion compared to ~~W~~949 billion for the corresponding period of 2023. The principal factors for the decrease in net income included:

•

a change to an additional impairment loss on credit of ~~W~~72 billion for the first half of 2024 compared to a reversal of impairment loss on credit of ~~W~~434 billion for the corresponding period of 2023, mainly reflecting our preemptive measures to account for a potential increase in expected impairment loss in connection with loans made to Hanwha Ocean Co., Ltd. in the first half of 2024; and

•

a decrease in net interest income to ~~W~~366 billion for the first half of 2024 from ~~W~~496 billion for the corresponding period of 2023, primarily due to an increase in interest expense to ~~W~~2,717 billion for the first half of 2024 from ~~W~~2,313 billion for the corresponding period of 2023, resulting mainly from the higher level of interest rates applicable to our debentures.

The above factors were offset in part by a decrease in income tax expenses to ~~W~~110 billion for the first half of 2024 from ~~W~~385 billion for the corresponding period of 2023, primarily due to a decrease in income before income tax to ~~W~~617 billion for the first half of 2024 from ~~W~~1,334 billion for the corresponding period of 2023.

As of June 30, 2024, our total assets increased to ~~W~~129,027 billion from ~~W~~125,394 billion as of December 31, 2023, primarily due to an increase in Loan Credits to ~~W~~93,877 billion as of June 30, 2024 from ~~W~~90,313 billion as of December 31, 2023.

As of June 30, 2024, our total liabilities increased to ~~W~~108,485 billion from ~~W~~107,444 billion as of December 31, 2023, primarily due to an increase in debentures in Korean Won to ~~W~~30,656 billion as of June 30, 2024 from ~~W~~29,463 billion as of December 31, 2023.

As of June 30, 2024, our total shareholders’ equity increased to ~~W~~20,542 billion from ~~W~~17,951 billion as of December 31, 2023, primarily due to an increase in capital stock to ~~W~~16,873 billion as of June 30, 2024 from ~~W~~14,773 billion as of December 31, 2023, an increase in retained earnings to ~~W~~2,893 billion as of June 30, 2024 from ~~W~~2,639 billion as of December 31, 2023 and an increase in other components of equity to ~~W~~929 billion as of June 30, 2024 from ~~W~~682 billion as of December 31, 2023.

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of June 30, 2024:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2024		2025		2026		2027		Thereafter
	(billions of won)
Won	~~W~~	13,920	~~W~~	11,140	~~W~~	4,220	~~W~~	50	~~W~~	1,330
Foreign(2)		9,311		15,262		13,472		9,825		21,700

Total Won Equivalent	~~W~~	23,231	~~W~~	26,402	~~W~~	17,692	~~W~~	9,875	~~W~~	23,030

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on June 30, 2024, as announced by the Seoul Money Brokerage Services Ltd.
(2)	This figure includes debentures, bank loans, commercial papers and repurchase agreements.

As of June 30, 2024, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$10,035 million, US$9,533 million and US$7,488 million, respectively. As of June 30, 2024, our total foreign currency liabilities exceeded our total foreign currency assets by US$1,256 million.

Financial Statements and the Auditors

The Minister of Economy and Finance appoints our internal Auditor who is responsible for examining our financial operations and auditing our financial statements and accounting records. The present internal Auditor is Soon-oh Cha, who was appointed for a three-year term on July 15, 2024.

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first half of 2024 was 2.3% at chained 2020 year prices, primarily due to an 8.7% increase in exports of goods and services and a 1.3% increase in aggregate private and general government consumption expenditures, the effects of which were offset in part by a 2.7% increase in imports of goods and services and a 0.7% decrease in gross domestic fixed capital formation, each compared with the corresponding period of 2023.

Principal Sectors of the Economy

Prices, Wages and Employment

Based on preliminary data, the inflation rate was 2.7% and the unemployment rate was 2.9% in the first half of 2024.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 2,797.82 on June 28, 2024, 2,770.69 on July 31, 2024, 2,674.31 on August 30, 2024, 2,593.27 on September 30, 2024 and 2,594.36 on October 8, 2024.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,389.2 to US$1.00 on June 28, 2024, Won 1,384.6 to US$1.00 on July 31, 2024, Won 1,335.3 to US$1.00 on August 30, 2024, Won 1,319.6 to US$1.00 on September 30, 2024 and Won 1,346.5 to US$1.00 on October 8, 2024.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic’s current account surplus in the first half of 2024 increased to US$37.7 billion from the current account surplus of US$1.2 billion in the corresponding period of 2023, primarily due to a change from a deficit to a surplus from the goods account and a decrease in deficit from the services account, the effects of which were offset in part by a decrease in surplus from the income account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$23.1 billion in the first half of 2024. Exports increased by 9.0% to US$334.8 billion in the first half of 2024 from US$307.0 billion in the corresponding period of 2023, primarily due to an improvement in the domestic economic conditions of the

Republic’s major trading partners. Imports decreased by 6.5% to US$311.7 billion in the first half of 2024 from US$333.3 billion in the corresponding period of 2023, primarily due to a decrease in energy and commodity prices, which also led to decreased unit prices of other major raw materials.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$415.9 billion as of August 31, 2024.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-280523.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

The Notes

We are offering US$500,000,000 aggregate principal amount of 4.125% notes due October 17, 2027 (the “Notes”).

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$500,000,000 aggregate principal amount. The Notes will mature on October 17, 2027 (the “Maturity Date”). The Notes will bear interest at a rate of 4.125% per annum, payable semi-annually in arrear on April 17 and October 17 of each year (each an “Interest Payment Date”). The first interest payment on the Notes will be made on April 17, 2025 in respect of the period from (and including) October 17, 2024 to (but excluding) April 17, 2025.

Interest on the Notes will accrue from October 17, 2024. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that a global note is exchanged for Notes in definitive form, we will appoint and maintain a paying agent in Singapore, where the Notes may be presented or surrendered for payment or redemption. In addition, in the event that a global note is exchanged for Notes in definitive form, an announcement of such exchange will be made by or on behalf of us through the SGX-ST and such announcement will include all material information with respect to the delivery of the Notes in definitive form, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. The underwriter participating in this offering is a participant in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the Fiscal Agency Agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

For a discussion of U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriter

We and the underwriter named below (the “Underwriter”) have entered into a Terms Agreement dated October 9, 2024 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of the Underwriter	Principal Amount of the Notes
J.P. Morgan Securities plc	US$	500,000,000

Total	US$	500,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriter takes any of the Notes, then the Underwriter is obligated to take and pay for all of the Notes.

The Underwriter initially proposes to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriter may from time to time vary the offering price and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriter or any affiliate of the Underwriter is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the Underwriter or its affiliate on behalf of us in such jurisdiction.

The Underwriter is expected to make offers and sales both inside and outside the United States through its respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The Notes are a new class of securities with no established trading market. Application will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The Underwriter has advised us that it intends to make a market in the Notes. However, it is not obligated to do so and it may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriter may be required to make in respect of any such liabilities.

In connection with this offering, the Underwriter, appointed and acting in its capacity as stabilizing manager (the “Stabilizing Manager”), or any person acting on its behalf may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriter in this offering, which creates a short position for the Underwriter. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue such transactions at any time, and must discontinue them after a limited period.

The amount of net proceeds of the Notes is US$496,560,000 after deducting underwriting discounts but not estimated expenses. Our expenses associated with the Notes offering are estimated to be US$100,000. The Underwriter has agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

The Underwriter and certain of its affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriter or certain of its affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriter or its affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Important Notice to CMIs (including Private Banks)

This notice to CMIs (including private banks) is a summary of certain obligations the SFC Code imposes on CMIs, which require the attention and cooperation of other CMIs (including private banks). Certain CMIs may also be acting as OCs for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of the Issuer, a CMI or its group companies would be considered under the SFC Code as having an Association with the Issuer, the CMI or the relevant group company. CMIs should specifically disclose whether their investor clients have any Association when submitting orders for the Notes. In addition, private banks should take all reasonable steps to identify whether their investor clients may have any Associations with the Issuer or any CMI (including its group companies) and inform the Underwriter accordingly.

CMIs are informed that the marketing and investor targeting strategy for this offering includes institutional investors, sovereign wealth funds, pension funds, hedge funds, family offices and high net worth individuals, in each case, subject to the selling restrictions set out elsewhere in this prospectus supplement.

CMIs should ensure that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). CMIs should enquire with their investor clients regarding any orders which appear unusual or irregular. CMIs should disclose the identities of all investors when submitting orders for the Notes (except for omnibus orders where underlying investor information may need to be provided to any OCs when submitting orders). Failure to provide underlying investor information for omnibus orders, where required to do so, may result in that order being rejected. CMIs should not place “X-orders” into the order book.

CMIs should segregate and clearly identify their own proprietary orders (and those of their group companies, including private banks as the case may be) in the order book and book messages.

CMIs (including private banks) should not offer any rebates to prospective investors or pass on any rebates provided by the Issuer. In addition, CMIs (including private banks) should not enter into arrangements which may result in prospective investors paying different prices for the Notes.

The SFC Code requires that a CMI disclose complete and accurate information in a timely manner on the status of the order book and other relevant information it receives to targeted investors for them to make an informed decision. In order to do this, the Underwriter in control of the order book should consider disclosing order book updates to all CMIs.

When placing an order for the Notes, private banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order pursuant to the SFC Code. Private banks should be aware that placing an order on a “principal” basis may require the affiliated Underwriter (if any) to categorize it as a proprietary order and apply the “proprietary orders” requirements of the SFC Code to such order.

In relation to omnibus orders, when submitting such orders, CMIs (including private banks) that are subject to the SFC Code should disclose underlying investor information in respect of each order constituting the relevant omnibus order (failure to provide such information may result in that order being rejected). Underlying investor information in relation to an omnibus order should consist of:

•	The name of each underlying investor;
•	A unique identification number for each investor;
•	Whether an underlying investor has any “Associations” (as used in the SFC Code);
•	Whether any underlying investor order is a “Proprietary Order” (as used in the SFC Code);
•	Whether any underlying investor order is a duplicate order.

Underlying investor information in relation to omnibus order should be sent to: Investor.info.hk.bond.deals@jpmorgan.com

To the extent information being disclosed by CMIs and investors is personal and/or confidential in nature, CMIs (including private banks) agree and warrant: (A) to take appropriate steps to safeguard the transmission of such information to any OCs; and (B) that they have obtained the necessary consents from the underlying investors to disclose such information to any OCs. By submitting an order and providing such information to any OCs, each CMI (including private banks) further warrants that they and the underlying investors have understood and consented to the collection, disclosure, use and transfer of such information by any OCs and/or any other third parties as may be required by the SFC Code, including to the Issuer, relevant regulators and/or any other third parties as may be required by the SFC Code, for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. CMIs that receive such underlying investor information are reminded that such information should be used only for submitting orders in this offering. The Underwriter may be asked to demonstrate compliance with their obligations under the SFC Code, and may request other CMIs (including private banks) to provide evidence showing compliance with the obligations above (in particular, that the necessary consents have been obtained). In such event, other CMIs (including private banks) are required to provide the Underwriter with such evidence within the timeline requested.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about October 17, 2024, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in one business day, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to the first business day before the settlement date, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

The Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

The Underwriter has represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

The Underwriter has represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Underwriter has represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, the Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Hong Kong

The Underwriter has represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

The Underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Underwriter has represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Italy

The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or the accompanying prospectus or of any other document relating to any Notes be distributed in the Republic of Italy (“Italy”), except in accordance with any Italian securities, tax and other applicable laws and regulations.

The Underwriter has represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute any copy of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”) and Article 34-ter, paragraph 1, letter (b) of CONSOB regulation No. 11971 of May 14, 1999 (the “Issuers Regulation”), all as amended from time to time; or

(b) in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Issuers Regulation.

In any event, any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy under paragraphs (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”) and CONSOB Regulation No. 20307 of February 15, 2018, all as amended from time to time;

(ii) in compliance with Article 129 of the Banking Act, as amended from time to time, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(iii) in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time by CONSOB or the Bank of Italy or other competent authority.

Canada

Prospective Canadian investors are advised that the information contained within the prospectus supplement and the accompanying prospectus has not been prepared with regard to matters that may be of particular concern to Canadian investors. Accordingly, prospective Canadian investors should consult with their own legal, financial and tax advisers concerning the information contained within the prospectus supplement and the accompanying prospectus and as to the suitability of an investment in the Notes in their particular circumstances.

The Underwriter has represented and agreed that the Notes may only be offered or sold in the provinces of Alberta, British Columbia, Ontario and Québec or to or for the benefit of a resident of these provinces pursuant to an exemption from the requirement to file a prospectus in such province in which such offer or sale is made, and only by a dealer duly registered under the applicable securities laws of that province or by a dealer that is relying in that province on the “international dealer” exemption provided by section 8.18 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations (NI 33-103). Furthermore, the Notes may only be offered or sold to or for the benefit of a resident of any such province provided that such resident is purchasing, or deemed to be purchasing, as principal and is both an “accredited investor” as defined in National Instrument 45-106 Prospectus Exemptions (NI 45-106) or subsection 73.3 (1) of the Securities Act (Ontario) and a “permitted client” as defined in NI 31-103. By purchasing any Notes and accepting delivery of a purchase confirmation a purchaser is representing to the underwriter and the dealer from whom the purchase confirmation is received that it is an “accredited investor” and “permitted client” as defined above. The distribution of the Notes in Canada is being made on a private placement basis only and any resale of the Notes must be made in accordance with applicable Canadian securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus and registration requirements or exemptions from the prospectus and registration requirements.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Under Canadian securities law, National Instrument 33-105 Underwriting Conflicts (NI 33-105) provides disclosure requirements with respect to potential conflicts of interest between an issuer and the underwriter, dealers or placement agents, as the case may be. To the extent any conflict of interest between us and the Underwriter (or any other placement agent acting in connection with this offering) may exist in respect of this offering, the applicable parties to this offering are relying on the exemption from these disclosure requirements provided to them by section 3A.3 of NI 33-105 (exemption based on U.S. disclosure).

Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce prospectus, chaque acheteur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobiliéres décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglaise seulement.

Switzerland

This prospectus supplement and the accompanying prospectus is not intended to constitute an offer or solicitation to purchase or invest in the Notes described herein. The Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland or a simplified prospectus or a prospectus as such term is defined in the Swiss Collective Investment Scheme Act, and neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the offering, us or the Notes have been or will be filed with or approved by any Swiss regulatory authority. The Notes are not subject to supervision by any Swiss regulatory authority (e.g., the Swiss Financial Markets Supervisory Authority (“FINMA”)), and investors in the Notes will not benefit from protection or supervision by such authority.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Yoon & Yang LLC, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriter by Linklaters LLP, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP, Seoul, Korea may rely as to matters of Korean law upon the opinion of Yoon & Yang LLC.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our authorized share capital is ~~W~~25,000 billion. As of June 30, 2024, our paid-in capital was ~~W~~16,873 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by the Executive Director & Head of our Risk Management Group on September 26, 2024. On October 4, 2024, our report on the proposed issuance of the Notes was accepted by the Ministry of Economy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. This website is maintained by the Securities and Exchange Commission, and contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

CUSIP	ISIN
302154 EG0	US302154EG02

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

240 Greenwich

Street, 7th Floor

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Yoon & Yang LLC	Cleary Gottlieb Steen & Hamilton LLP
19th Floor, ASEM Tower 517 Yeongdong-daero, Gangnam-gu Seoul 06164 Korea	c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISOR TO THE UNDERWRITER

as to U.S. law

Linklaters LLP
22nd Floor, Center One Building 26, Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542